

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 26, 2023

Steven Rossi
Chief Executive Officer
Worksport Ltd
2500 N America Dr
West Seneca, NY 14224

      Re: Worksport Ltd
          Registration Statement on Form S-1
          Filed on December 22, 2023
          File No. 333-276241

Dear Steven Rossi:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Bradley Ecker at 202-551-4985 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Manufacturing